SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM CB
TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) [ ]

Securities Act Rule 802 (Exchange Offer) [X]

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) [ ]

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) [ ]

Exchange Act Rule 14e-2(d) (Subject Company Response) [ ]

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) [X]

SAMMY KABUSHIKI KAISHA & KABUSHIKI KAISHA SEGA
(Names of Subject Companies)

SAMMY CORPORATION & SEGA CORPORATION
(Translation of Subject Companies' Names into English (if applicable))

JAPAN
(Jurisdiction of Subject Companies' Incorporation or Organization)

SAMMY CORPORATION & SEGA CORPORATION
(Names of Persons Furnishing Form)

N/A
(CUSIP Number of Class of Securities (if applicable))

Investor Relations Department, President Office
Sammy Corporation
23-2, Higashi-Ikebukuro 2-chome, Toshima-ku,
Tokyo 170-8436 Japan
Telephone 81-3-5950-3785

Investor Relations Department
Sega Corporation
2-12, Haneda 1-chome, Ohta-ku
Tokyo 144-8531 Japan
Telephone 81-3-5736-7111

(Names, Addresses (including zip code) and Telephone Numbers (including area code) of Persons Authorized to Receive Notices and Communications on Behalf of Subject Companies)

N/A
(Date Tender Offer/Rights Offering Commenced)

PART I
INFORMATION SENT TO SECURITY HOLDERS

Attached as Attachment I is a copy of the Joint Press Conference materials (English) which Sammy Corporation and Sega Corporation have posted on their websites at http://ir.sammy.co.jp/top_e.jsp and http://www.sega.co.jp/IR/en/cr/corporate_release.html, respectively as of May 21, 2004 (Tokyo). In addition, an English translation of audio excerpts from the Joint Press Conference conducted in Japan on May 19, 2004 (Tokyo) may be accessed at such websites.

PART II
INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not applicable

PART III
CONSENT TO SERVICE OF PROCESS

Form F-X jointly appointing an agent for service of process in connection with the subject transaction was filed by Sammy Corporation and Sega Corporation concurrently with Form CB filed jointly with the Commission on May 19, 2004.

PART IV
SIGNATURES

After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

SAMMY CORPORATION

(Signature)

Keishi Nakayama
Senior Managing Director

(Name and Title)

May 24, 2004

(Date)

SEGA CORPORATION

(Signature)

Hisao Oguchi
President and Representative Director

(Name and Title)

May 24, 2004

(Date)

69067

Attachment I

SEGA FY2003 Business Review
Sammy FY2003 Business Review
Joint Press Conference on Business Combination of SEGA & Sammy

Wednesday, May 19, 2004
At Akasaka Prince Hotel in Tokyo

Sammy SEGA®

- SEGA FY2003 Business Review
  - Mr. Sugano (SEGA Senior Corporate Officer)
- Sammy FY2003 Business Review
  - Mr. Yoshizawa (Sammy Executive Officer)
- Joint Press Conference on Business Combination of SEGA & Sammy
  - Mr. Satomi (Sammy President, SEGA Chairman)
  - Mr. Oguchi (SEGA President)

Joint Press Conference on Business Combination of Sammy & SEGA

Wednesday, May 19, 2004
At Akasaka Prince Hotel In Tokyo

Background of Announcement of the Business Combination

- **December 8, 2003** — Sammy's acquisition of 22.4% stake in SEGA
- **February 17, 2004** — Hajime Satomi was appointed as Chairman of SEGA at the extraordinary shareholders' meeting
- **May 18, 2004** — The boards' approvals and the announcement of the business combination

1

Purpose of the Business Combination

- Establish Integrated Entertainment Company
- Combine Complementary Business Portfolios
- Realize Synergistic Benefits and Streamlined Operation
- Consolidate Financial and Managerial Infrastructure for the Future Growth Strategy

Outline of the Business Combination

- **Scheme** — Establishment of a joint holding company through a share-for-share exchange *(Kyodo Kabushiki-Iten)*
- **Effective Date** — October 1, 2004
- **Exchange Ratio** — Sammy 1.00 SEGA 0.28
  - One holding company share will be allotted in exchange for each Sammy share and 0.28 holding company share will be allotted in exchange for each SEGA share
  - This transaction is expected to be EPS accretive

Overview of the Holding Company

- **Company Name:** SEGA SAMMY HOLDINGS INC.
- **Headquarters:** Minato-ku Tokyo, Japan
- **Representative:** Hajime Satomi
  (Chairman and President)
- **Paid in Capital:** JPY 10 billion
- **No. of Staff:** Approximately 50

The New Holding Company Logo

SEGA SAMMY
HOLDINGS

5

Sammy SEGA®

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Management Structure
(on and after Oct. 1)

SEGA SAMMY HOLDINGS

Chairman and President:	Hajime Satomi
Vice Chairman:	Hisao Oguchi
Directors:	Keishi Nakayama
	Kiyofumi Sakino
	Kenkichi Yoshida
	Hideki Okamura
	Yasuo Tazoe

Sammy

Chairman:	Hajime Satomi
Vice Chairman:	Toru Katamoto
President:	Kenkichi Yoshida
Directors:	Hideo Yoshizawa
	Katsuya Kondo

SEGA

Chairman:	Hajime Satomi
President:	Hisao Oguchi
Directors:	Hideki Okamura
	Yoshiharu Suzuki
	Yasuo Tazoe
	Akira Sugano

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Shareholding Structure After the Transaction


Former Sammy Shareholders
Former SEGA Shareholders
Stake in Holding Co.
8.4%
SEGA SAMMY HOLDINGS INC.
Stake in Holding Co.
4.2%
100%
100%
Sammy
SEGA

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Convertible Bonds

■SEGA Convertible Bonds

—Zero Coupon CB due June 2004 (JPY 10.08 Bn, 2.4%[1])

→ To be redeemed at maturity (June 18, 2004)

—5th Unsecured CB due March 2006 (JPY 6.81 Bn, 2.6%[1])

→ Aimed to Take Necessary Procedures Before The Transaction

■Sammy Convertible Bonds

—CB due 2009 (JPY 40 Bn, 11.9%[1])

→ Aimed to Take Necessary Procedures Before The Transaction

Notes

1. As of March 31, 2004, % of TSO (including treasury stocks)

Cancellation of Treasury Stocks

■ SEGA

– Treasury Stocks (11.4%[1]) →To be cancelled after the Transaction

■ Sammy

– Treasury Stocks (7.5%[1]) →To be cancelled before the Transaction

– Sammy's Stake in SEGA (22.4%[1]) →To be cancelled after the Transaction

Notes

1. As of March 31, 2004, % of TSO (Including treasury stocks)

Financial Summary

(JPY Bn)

March 2004	SEGA	Sammy	Total[1]
Sales	191.2	251.2	442.4
Operating Income	14.4	71.6	86.0
Recurring Income	12.6	68.3	80.6
Net Income	8.7	32.1	40.5
Total Assets	189.0	299.2	442.9
Market Cap.[2]	155.0	402.0	517.8

Notes

1. Pro-Forma basis excluding Sammy's investment and interest in SEGA from Recurring Income, Net Income, Total Asset and Market Cap.
2. As of May 18, 2004 (Diluted Basis)

Establishment of Integrated Entertainment Company

FY2003 Sales[1]



JPY Bn
600
500
400
300
200
100
0
Nintendo
Konami
Sammy
SEGA
Namco
SANKYO
Aruze
Heiwa
Square -Enix

Notes

1. Sammy, SEGA and Konami's data based on actual results, the others on I/B/E/S estimates of FY2003

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Establishment of Integrated Entertainment Company

Market Cap. as of May 18, 2004

JPY Bn


1,600
1,400
1,200
1,000
800
600
400
200
0
Nintendo
Sammy
Sankyo
Square -Enix
Konami
Aruze
Heiwa
SEGA
Namco

Notes

1. Excluding Sammy's investment in SEGA from the total market cap

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Complementarities and Synergies


FY2003 Sales JPY Bn
Vertical Integration
Software
Hardware
Operation
4.8
61.0
170.4
49.0
7.7
60.3
1.5
69.8
Pachislot
Pachinko
Amusement Machine
Home Video Game
Horizontal Integration
Sammy
SEGA

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69067

Medium Term Reorganization Plan


Holding Co.
Sammy
SEGA
JOYPOLIS
SEGA
Re-organization
Stable Management Infrastructure
Holding Co.
Pachislot & Pachinko Related Business
Amusement & Consumer Related Business
Media Contents & Network Related Business
Others
Effective Use of Management Resources

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69067

Medium Term Financial Targets

- Consolidated Sales JPY 600 Bn
- Consolidated Operating Income JPY 120 Bn
- Consolidated Operating Margin 20%
- Aim to achieve the financial targets through business/capital alliance and business combination etc. within and outside Japan

Significance for Sammy

<Present>

- Continuously Expanding Core businesses such as Pachislot business
- As Sammy standalone, enable to grow steadily by reinvesting resources from Pachislot & Pachinko business into NEWS Business

<Significance>

- The Business Combination will enable Sammy to achieve further growth both in core and contents businesses by utilizing SEGA's global brands, software and character products

Significance for SEGA

Amusement Machine Sales Business

➡ Improve the Market Presence and Generate New Earnings Basis

Amusement Arcade Operations Business

➡ Promote Product Differentiation with High-Value Added through Combination of Management Resources

Consumer Business

➡ Reallocate management resources efficiently for consumer businesses of both companies

Schedule

- **June 25, 2004:** Sammy Shareholders' Meeting
- **June 29, 2004:** SEGA Shareholders' Meeting
- **Oct. 1, 2004:** Effective Date of the Business Combination

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